Financial Data Supplement 4Q2016 2 February 2017 Front page Exhibit 99.4

Agenda Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures. All segment figures reflect segment composition as of 31 December 2016. 4Q2016 Financial Data Supplement

Financial summary

	FY2014	1Q2015	2Q2015	3Q2015	4Q2015	FY2015	1Q2016	2Q2016	3Q2016	4Q2016	FY2016	4Q2016 vs. 4Q2015	4Q2016 vs. 3Q2016	FY2016 vs. FY2015
Key financial information														
Fully loaded CRR/CRD4 Leverage Ratio in %[1]	3.5 %	3.4 %	3.6 %	3.6 %	3.5 %	3.5 %	3.4 %	3.4 %	3.5 %	3.5 %	3.5 %	0.0 ppt	0.0 ppt	0.0 ppt
CRR/CRD4 leverage exposure, in EUR bn.[1]	1,445	1,549	1,461	1,420	1,395	1,395	1,390	1,415	1,354	1,348	1,348	(3)%	(0)%	(3)%
Common Equity Tier 1 capital ratio (fully loaded)[2,3,4,5]	11.7 %	11.1 %	11.4 %	11.5 %	11.1 %	11.1 %	10.7 %	10.8 %	11.1 %	11.9 %	11.9 %	0.8 ppt	0.8 ppt	0.8 ppt
Common Equity Tier 1 capital ratio (phase in)[2,3,4]	15.2 %	13.8 %	14.2 %	13.4 %	13.2 %	13.2 %	12.0 %	12.2 %	12.6 %	13.5 %	13.5 %	0.3 ppt	1.0 ppt	0.3 ppt
Risk-weighted assets, in EUR bn.[4,5]	394	431	416	408	397	397	401	402	385	358	358	(10)%	(7)%	(10)%
Adjusted Costs, in EUR m.[6]	24,953	6,914	6,516	6,210	6,811	26,451	6,668	6,032	5,852	6,181	24,734	(9)%	6 %	(6)%
Post-tax return on average shareholders' equity[3]	2.9 %	3.1 %	4.4 %	(34.8) %	(13.2) %	(9.8) %	1.4 %	0.1 %	1.6 %	(12.3) %	(2.3) %	0.9 ppt	(13.9)ppt	7.6 ppt
Post-tax return on average tangible shareholders' equity[3,7]	3.5 %	3.9 %	5.7 %	(43.9) %	(15.7) %	(12.3) %	1.6 %	0.1 %	2.0 %	(14.6) %	(2.7) %	1.1 ppt	(16.5)ppt	9.6 ppt
Cost/income ratio[3]	86.7 %	83.6 %	85.0 %	180.4 %	135.0 %	115.3 %	89.0 %	91.0 %	87.4 %	127.2 %	98.1 %	(7.8)ppt	39.8 ppt	(17.2)ppt
Compensation ratio[3]	39.2 %	33.1 %	37.6 %	45.1 %	46.7 %	39.7 %	39.6 %	40.1 %	38.6 %	40.0 %	39.6 %	(6.7)ppt	1.4 ppt	(0.1)ppt
Noncompensation ratio[3]	47.5 %	50.6 %	47.4 %	135.3 %	88.3 %	75.7 %	49.5 %	50.9 %	48.8 %	87.2 %	58.5 %	(1.0)ppt	38.5 ppt	(17.2)ppt
Total net revenues, in EUR m.	31,949	10,376	9,177	7,330	6,642	33,525	8,068	7,386	7,493	7,068	30,014	6 %	(6)%	(10)%
Provision for credit losses, in EUR m.	1,134	218	151	207	380	956	304	259	327	492	1,383	30 %	51 %	45 %
Total noninterest expenses, in EUR m.	27,699	8,678	7,798	13,224	8,967	38,667	7,184	6,718	6,547	8,992	29,442	0 %	37 %	(24)%
Income (loss) before income taxes, in EUR m.	3,116	1,479	1,228	(6,101)	(2,704)	(6,097)	579	408	619	(2,416)	(810)	(11)%	N/M	(87)%
Net income (loss), in EUR m.	1,691	559	818	(6,024)	(2,125)	(6,772)	236	20	278	(1,891)	(1,356)	(11)%	N/M	(80)%
Total assets, in EUR bn.[4]	1,709	1,955	1,694	1,719	1,629	1,629	1,741	1,803	1,689	1,591	1,591	(2)%	(6)%	(2)%
Shareholders' equity, in EUR bn.[4]	68	73	71	64	63	63	62	62	62	60	60	(5)%	(3)%	(5)%
Basic earnings per share[8]	€ 1.34	€ 0.39	€ 0.41	€ (4.35)	€ (1.53)	€ (5.06)	€ 0.15	€ (0.19)	€ 0.18	€ (1.36)	€ (1.21)	(11)%	N/M	(76)%
Diluted earnings per share[8]	€ 1.31	€ 0.38	€ 0.40	€ (4.35)	€ (1.53)	€ (5.06)	€ 0.15	€ (0.19)	€ 0.18	€ (1.36)	€ (1.21)	(11)%	N/M	(76)%
Book value per basic share outstanding[3]	€ 49.32	€ 52.67	€ 50.64	€ 46.16	€ 45.16	€ 45.16	€ 44.44	€ 44.54	€ 44.42	€ 42.74	€ 42.74	(5)%	(4)%	(5)%
Tangible book value per basic share outstanding[3]	€ 38.53	€ 41.26	€ 39.42	€ 38.99	€ 37.90	€ 37.90	€ 37.29	€ 37.40	€ 37.54	€ 36.33	€ 36.33	(4)%	(3)%	(4)%
Other Information														
Branches[4]	2,814	2,807	2,796	2,792	2,790	2,790	2,741	2,721	2,712	2,656	2,656	(5)%	(2)%	(5)%
thereof: in Germany	1,845	1,842	1,833	1,829	1,827	1,827	1,824	1,808	1,807	1,776	1,776	(3)%	(2)%	(3)%
Employees (full-time equivalent)[4]	98,138	98,615	98,647	100,407	101,104	101,104	101,445	101,307	101,115	99,744	99,744	(1)%	(1)%	(1)%
thereof: in Germany	45,392	45,803	45,807	45,921	45,757	45,757	46,036	45,744	45,457	44,600	44,600	(3)%	(2)%	(3)%
Share price at period end[9]	€ 24.99	€ 32.36	€ 26.95	€ 24.07	€ 22.53	€ 22.53	€ 14.95	€ 12.33	€ 11.57	€ 17.25	€ 17.25	(23)%	49 %	(23)%
Share price high[9]	€ 38.15	€ 32.90	€ 33.42	€ 32.31	€ 27.98	€ 33.42	€ 22.10	€ 17.54	€ 13.84	€ 18.64	€ 22.10	(33)%	35 %	(34)%
Share price low[9]	€ 22.66	€ 23.48	€ 26.60	€ 22.95	€ 20.69	€ 20.69	€ 13.03	€ 12.05	€ 9.90	€ 11.46	€ 9.90	(45)%	16 %	(52)%

For footnotes please refer to page 21.

Deutsche Bank 4Q2016 Financial Data Supplement financial transparency. 2

Consolidated Statement of Income

(In EUR m.)	FY2014	1Q2015	2Q2015	3Q2015	4Q2015	FY2015	1Q2016	2Q2016	3Q2016	4Q2016	FY2016	4Q2016 vs. 4Q2015	4Q2016 vs. 3Q2016	FY2016 vs. FY2015
Net interest income	**14,272**	**4,210**	**4,122**	**3,693**	**3,857**	**15,881**	**3,924**	**3,693**	**3,525**	**3,565**	**14,707**	**(8)%**	**1 %**	**(7)%**
Provision for credit losses	1,134	218	151	207	380	956	304	259	327	492	1,383	30 %	51 %	45 %
Net interest income after provision for credit losses	**13,138**	**3,992**	**3,971**	**3,486**	**3,477**	**14,925**	**3,620**	**3,433**	**3,198**	**3,073**	**13,324**	**(12)%**	**(4)%**	**(11)%**
Commissions and fee income	12,409	3,263[11]	3,464	3,108	2,930	12,765	2,877	2,921	3,027	2,920	11,744	(0)%	(4)%	(8)%
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,299	2,146[11]	1,433	700	(437)	3,842	1,297	424	390	(710)	1,401	62 %	N/M	(64)%
Net gains (losses) on financial assets available for sale	242	185	52	59	(93)	203	121	244	111	178	653	N/M	60 %	N/M
Net income (loss) from equity method investments	619	201	220	(542)	286	164	106	246	75	28	455	(90)%	(63)%	177 %
Net income (loss) from securities held to maturity	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M
Other income (loss)	108	370	(114)	312	101	669	(257)	(142)	366	1,087	1,053	N/M	197 %	58 %
Total noninterest income	**17,677**	**6,166**	**5,056**	**3,637**	**2,785**	**17,644**	**4,144**	**3,693**	**3,968**	**3,503**	**15,307**	**26 %**	**(12)%**	**(13)%**
Compensation and benefits	12,512	3,433	3,447	3,309	3,104	13,293	3,194	2,959	2,894	2,827	11,874	(9)%	(2)%	(11)%
General and administrative expenses	14,654	5,069	4,335	4,171	5,056	18,632	3,736	3,221	3,490	5,007	15,454	(1)%	43 %	(17)%
Policyholder benefits and claims	289	153	10	(29)	122	256	44	74	167	88	374	(28)%	(47)%	46 %
Impairment of goodwill and other intangible assets	111	0	0	5,770	6	5,776	0	285	(49)	1,021	1,256	N/M	N/M	(78)%
Restructuring activities	133	23	6	2	678	710	211	179	45	49	484	(93)%	9 %	(32)%
Total noninterest expenses	**27,699**	**8,678**	**7,798**	**13,224**	**8,967**	**38,667**	**7,184**	**6,718**	**6,547**	**8,992**	**29,442**	**0 %**	**37 %**	**(24)%**
Income (loss) before income taxes	**3,116**	**1,479**	**1,228**	**(6,101)**	**(2,704)**	**(6,097)**	**579**	**408**	**619**	**(2,416)**	**(810)**	**(11)%**	**N/M**	**(87)%**
Income tax expense (benefit)	1,425	920	410	(77)	(579)	675	343	388	340	(525)	546	(9)%	N/M	(19)%
Net income (loss)	**1,691**	**559**	**818**	**(6,024)**	**(2,125)**	**(6,772)**	**236**	**20**	**278**	**(1,891)**	**(1,356)**	**(11)%**	**N/M**	**(80)%**
Net income attributable to noncontrolling interests	28	16	22	(12)	(5)	21	23	2	22	(1)	45	(74)%	N/M	112 %
Net income attributable to Deutsche Bank shareholders and additional equity components	1,663	544	796	(6,013)	(2,120)	(6,794)	214	18	256	(1,890)	(1,402)	(11)%	N/M	(79)%

Memo:	FY2014	1Q2015	2Q2015	3Q2015	4Q2015	FY2015	1Q2016	2Q2016	3Q2016	4Q2016	FY2016	4Q2016 vs. 4Q2015	4Q2016 vs. 3Q2016	FY2016 vs. FY2015
Basic shares outstanding (average), in m.	1,241.9	1,384.7	1,396.7	1,383.3	1,386.8	1,387.9	1,386.5	1,387.4	1,387.0	1,391.1	1,388.1	0 %	0 %	0 %
Diluted shares outstanding (average), in m.	1,269.5	1,417.4	1,420.6	1,383.3	1,386.8	1,387.9	1,404.2	1,387.4	1,418.8	1,391.1	1,388.1	0 %	(2)%	0 %
Cost/income ratio[3]	86.7 %	83.6 %	85.0 %	180.4 %	135.0 %	115.3 %	89.0 %	91.0 %	87.4 %	127.2 %	98.1 %	(7.8)ppt	39.8 ppt	(17.2)ppt
Compensation ratio[3]	39.2 %	33.1 %	37.6 %	45.1 %	46.7 %	39.7 %	39.6 %	40.1 %	38.6 %	40.0 %	39.6 %	(6.7)ppt	1.4 ppt	(0.1)ppt
Noncompensation ratio[3]	47.5 %	50.6 %	47.4 %	135.3 %	88.3 %	75.7 %	49.5 %	50.9 %	48.8 %	87.2 %	58.5 %	(1.0)ppt	38.5 ppt	(17.2)ppt

For footnotes please refer to page 21.

Deutsche Bank 4Q2016 Financial Data Supplement financial transparency. 3

Net revenues - Segment view[12]

	FY2014	1Q2015	2Q2015	3Q2015	4Q2015	FY2015	1Q2016	2Q2016	3Q2016	4Q2016	FY2016	4Q2016 vs. 4Q2015	4Q2016 vs. 3Q2016	FY2016 vs. FY2015
Global Markets:														
Sales & Trading (equity)	3,117	1,109	1,040	632	557	3,337	751	720	603	428	2,502	(23)%	(29)%	(25)%
Sales & Trading (debt and other products)	7,595	2,892	2,259	1,818	1,245	8,215	2,067	1,825	2,067	1,381	7,339	11 %	(33)%	(11)%
Sales & Trading	10,712	4,001	3,299	2,450	1,802	11,552	2,818	2,546	2,669	1,808	9,841	0 %	(32)%	(15)%
Other	(643)	(334)	45	(106)	(300)	(695)	(0)	(125)	(82)	(344)	(551)	15 %	N/M	(21)%
Total Global Markets	10,069	3,667	3,344	2,344	1,502	10,857	2,818	2,420	2,588	1,464	9,290	(3)%	(43)%	(14)%
Corporate & Investment Banking:														
Trade Finance & Cash Management Corporates	2,611	701	677	713	711	2,803	657	635	690	645	2,627	(9)%	(6)%	(6)%
Institutional Cash & Securities Services	1,605	434	468	484	480	1,867	457	483	453	454	1,847	(6)%	0 %	(1)%
Equity Origination	761	204	254	79	122	658	64	124	88	129	405	6 %	47 %	(39)%
Debt Origination	1,574	438	468	376	188	1,469	294	409	391	294	1,388	57 %	(25)%	(6)%
Advisory	579	145	145	181	116	587	151	74	142	134	500	15 %	(6)%	(15)%
Loan products and Other	538	213	141	156	153	663	201	164	201	152	717	(0)%	(24)%	8 %
Total Corporate & Investment Bank	7,667	2,136	2,154	1,988	1,770	8,047	1,824	1,888	1,963	1,807	7,483	2 %	(8)%	(7)%
Private, Wealth & Commercial Clients:														
Private & Commercial Clients	5,591	1,429	1,393	1,454	1,312	5,588	1,362	1,365	1,264	1,227	5,218	(6)%	(3)%	(7)%
Wealth Management	1,854	539	555	501	502	2,097	498	490	497	396	1,880	(21)%	(20)%	(10)%
Hua Xia	423	124	143	(504)	62	(175)	(124)	6	(20)	756	618	N/M	N/M	N/M
Total Private, Wealth & Commercial Clients	7,868	2,092	2,091	1,450	1,877	7,510	1,736	1,861	1,740	2,379	7,717	27 %	37 %	3 %
Asset Management:														
Management Fees	1,988	624	552	583	586	2,344	542	540	550	564	2,196	(4)%	3 %	(6)%
Performance & Transaction Fees	189	45	67	29	106	247	22	26	44	128	220	20 %	188 %	(11)%
Other Revenues	175	(96)	150	68	50	172	84	70	34	20	208	(61)%	(42)%	20 %
Mark-to-market movements on policyholder positions in Abbey Life	291	176	1	(47)	127	258	43	71	195	88	396	(31)%	(55)%	54 %
Total Asset Management	2,643	748	770	633	870	3,021	691	706	823	799	3,020	(8)%	(3)%	(0)%
Postbank:														
Current Accounts	1,281	301	296	295	286	1,179	282	273	267	279	1,101	(2)%	5 %	(7)%
Loans	912	276	274	290	271	1,112	283	276	278	296	1,133	9 %	6 %	2 %
Savings	703	178	178	173	166	695	162	150	143	136	590	(18)%	(5)%	(15)%
Home Loans & Savings	225	58	55	59	58	230	59	54	52	51	216	(11)%	(2)%	(6)%
Investment & Insurance Products	98	30	23	22	18	94	27	25	21	22	94	22 %	7 %	1 %
Postal	415	59	58	57	65	239	58	55	55	62	230	(4)%	14 %	(4)%
NCOU	(317)	(59)	(22)	(67)	(244)	(393)	(39)	(58)	(59)	(71)	(228)	(71)%	20 %	(42)%
Other	(78)	14	(58)	6	(5)	(43)	30	129	22	48	229	N/M	118 %	N/M
Total Postbank	3,238	858	803	837	615	3,112	861	903	779	824	3,366	34 %	6 %	8 %
Non-Core Operations Unit	489	395	223	236	(60)	794	16	(349)	(191)	142	(382)	N/M	N/M	N/M
Consolidation & Adjustments	(26)	480	(206)	(158)	69	184	123	(45)	(209)	(348)	(479)	N/M	66 %	N/M
Net revenues	31,949	10,376	9,177	7,330	6,642	33,525	8,068	7,386	7,493	7,068	30,014	6 %	(6)%	(10)%

For footnotes please refer to page 21.

Deutsche Bank 4Q2016 Financial Data Supplement financial transparency. 4

Global Markets

(In EUR m., unless stated otherwise)	FY2014	1Q2015	2Q2015	3Q2015	4Q2015	FY2015	1Q2016	2Q2016	3Q2016	4Q2016	FY2016	4Q2016 vs. 4Q2015	4Q2016 vs. 3Q2016	FY2016 vs. FY2015
Sales & Trading (equity)	3,117	1,109	1,040	632	557	3,337	751	720	603	428	2,502	(23)%	(29)%	(25)%
Sales & Trading (debt and other products)	7,595	2,892	2,259	1,818	1,245	8,215	2,067	1,825	2,067	1,381	7,339	11 %	(33)%	(11)%
Sales & Trading	10,712	4,001	3,299	2,450	1,802	11,552	2,818	2,546	2,669	1,808	9,841	0 %	(32)%	(15)%
Other	(643)	(334)	45	(106)	(300)	(695)	(0)	(125)	(82)	(344)	(551)	15 %	N/M	(21)%
Total net revenues	10,069	3,667	3,344	2,344	1,502	10,857	2,818	2,420	2,588	1,464	9,290	(3)%	(43)%	(14)%
Provision for credit losses	27	1	5	0	43	50	15	39	30	58	142	34 %	96 %	185 %
Compensation and benefits	2,286	656	625	559	480	2,320	510	409	454	415	1,787	(14)%	(9)%	(23)%
General and administrative expenses	5,796	2,932	1,607	2,216	1,868	8,622	1,805	1,626	1,733	1,722	6,885	(8)%	(1)%	(20)%
Policyholder benefits and claims	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M
Impairment of goodwill and other intangible assets	0	0	0	1,568	(0)	1,568	0	285	(0)	0	285	N/M	N/M	(82)%
Restructuring activities	92	20	2	2	64	89	71	32	20	5	127	(92)%	(75)%	43 %
Total noninterest expenses	8,174	3,608	2,233	4,345	2,412	12,599	2,385	2,351	2,206	2,142	9,084	(11)%	(3)%	(28)%
Noncontrolling interests	25	16	22	(13)	0	26	23	2	22	1	47	192 %	(95)%	85 %
Income (loss) before income taxes	1,843	42	1,083	(1,989)	(954)	(1,817)	395	28	330	(737)	16	(23)%	N/M	N/M
Resources														
Employees (front office full-time equivalent, at period end)	5,122	4,979	4,895	4,953	4,921	4,921	4,789	4,676	4,754	4,737	4,737	(4)%	(0)%	(4)%
Total employees (full-time equivalent, at period end)[13]	22,334	22,323	22,339	23,039	23,416	23,416	23,270	23,611	23,255	23,030	23,030	(2)%	(1)%	(2)%
Assets (at period end, in EUR bn)[14]	1,186	1,403	1,150	1,184	1,114	1,114	1,220	1,195	1,107	1,013	1,013	(9)%	(9)%	(9)%
Risk-weighted assets (at period end, in EUR bn)[5]	147	181	168	167	161	161	168	170	164	158	158	(2)%	(4)%	(2)%
CRR/CRD4 leverage exposure (at period end, in EUR bn)[1,15]	755	840	764	723	731	731	750	733	705	682	682	(7)%	(3)%	(7)%
Average shareholders' equity	20,569	23,236	25,923	25,263	24,294	24,675	23,933	24,344	24,938	25,452	24,695	5 %	2 %	0 %
Efficiency Ratios[3]														
Cost/income ratio	81.2 %	98.4 %	66.8 %	185.3 %	160.6 %	116.0 %	84.7 %	97.1 %	85.3 %	146.2 %	97.8 %	(14.3)ppt	61.0 ppt	(18.3)ppt
Post-tax return on average shareholders' equity[3,23]	5.8 %	0.5 %	10.8 %	(20.3) %	(10.1) %	(4.8) %	4.3 %	0.3 %	3.5 %	(7.6) %	0.0 %	2.6 ppt	(11.0)ppt	4.8 ppt
Post-tax return on average tangible shareholders' equity[3,7,23]	6.4 %	0.5 %	11.8 %	(23.1) %	(11.0) %	(5.2) %	4.6 %	0.3 %	3.8 %	(8.2) %	0.0 %	2.8 ppt	(12.0)ppt	5.3 ppt

For footnotes please refer to page 21.

Deutsche Bank 4Q2016 Financial Data Supplement financial transparency. 5

Corporate & Investment Banking

(In EUR m., unless stated otherwise)	FY2014	1Q2015	2Q2015	3Q2015	4Q2015	FY2015	1Q2016	2Q2016	3Q2016	4Q2016	FY2016	4Q2016 vs. 4Q2015	4Q2016 vs. 3Q2016	FY2016 vs. FY2015
Trade Finance & Cash Management Corporates	2,611	701	677	713	711	2,803	657	635	690	645	2,627	(9)%	(6)%	(6)%
Institutional Cash & Securities Services	1,605	434	468	484	480	1,867	457	483	453	454	1,847	(6)%	0 %	(1)%
Equity Origination	761	204	254	79	122	658	64	124	88	129	405	6 %	47 %	(39)%
Debt Origination	1,574	438	468	376	188	1,469	294	409	391	294	1,388	57 %	(25)%	(6)%
Advisory	579	145	145	181	116	587	151	74	142	134	500	15 %	(6)%	(15)%
Loan products & Other	538	213	141	156	153	663	201	164	201	152	717	(0)%	(24)%	8 %
Total net revenues	**7,667**	**2,136**	**2,154**	**1,988**	**1,770**	**8,047**	**1,824**	**1,888**	**1,963**	**1,807**	**7,483**	**2 %**	**(8)%**	**(7)%**
Provision for credit losses	**232**	**50**	**39**	**90**	**163**	**342**	**136**	**115**	**176**	**244**	**672**	**50 %**	**39 %**	**97 %**
Compensation and benefits	2,067	563	578	532	443	2,115	498	440	414	359	1,711	(19)%	(13)%	(19)%
General and administrative expenses	3,033	799	938	953	822	3,512	802	842	713	886	3,243	8 %	24 %	(8)%
Policyholder benefits and claims	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M
Impairment of goodwill and other intangible assets	0	0	0	600	0	600	0	0	0	0	0	N/M	N/M	N/M
Restructuring activities	29	2	3	1	32	39	73	59	19	13	165	(59)%	(33)%	N/M
Total noninterest expenses	**5,129**	**1,364**	**1,519**	**2,086**	**1,297**	**6,266**	**1,373**	**1,341**	**1,147**	**1,258**	**5,119**	**(3)%**	**10 %**	**(18)%**
Noncontrolling interests	**1**	**(0)**	**(0)**	**0**	**0**	**0**	**0**	**0**	**0**	**1**	**1**	**N/M**	**N/M**	**N/M**
Income (loss) before income taxes	**2,306**	**722**	**596**	**(188)**	**310**	**1,439**	**315**	**432**	**640**	**304**	**1,691**	**(2)%**	**(53)%**	**17 %**
Resources														
Employees (front office full-time equivalent, at period end)	7,238	7,185	7,126	7,327	7,360	7,360	7,295	7,178	7,244	7,116	7,116	(3)%	(2)%	(3)%
Total employees (full-time equivalent, at period end)[13]	15,579	15,615	15,615	16,135	16,361	16,361	16,629	16,479	16,720	16,604	16,604	1 %	(1)%	1 %
Assets (at period end, in EUR bn)[14]	131	151	143	139	124	124	136	200	190	190	190	53 %	0 %	53 %
Risk-weighted assets (at period end, in EUR bn)[5]	74	86	88	88	86	86	85	85	82	80	80	(7)%	(3)%	(7)%
CRR/CRD4 leverage exposure (at period end, in EUR bn)[1,15]	249	273	269	293	277	277	263	284	265	272	272	(2)%	3 %	(2)%
Average shareholders' equity	10,512	11,746	12,867	12,973	12,346	12,483	12,079	11,846	12,032	12,254	12,076	(1)%	2 %	(3)%
Efficiency Ratios[3]														
Cost/income ratio	66.9 %	63.9 %	70.5 %	104.9 %	73.3 %	77.9 %	75.3 %	71.0 %	58.4 %	69.6 %	68.4 %	(3.7)ppt	11.2 ppt	(9.5)ppt
Post-tax return on average shareholders' equity[3,23]	14.3 %	15.9 %	12.0 %	(3.7) %	6.5 %	7.4 %	6.8 %	9.5 %	13.9 %	6.5 %	9.2 %	0.0 ppt	(7.4)ppt	1.7 ppt
Post-tax return on average tangible shareholders' equity[3,7,23]	15.9 %	17.6 %	13.5 %	(4.3) %	7.2 %	8.3 %	7.5 %	10.5 %	15.5 %	7.3 %	10.2 %	0.1 ppt	(8.2)ppt	1.8 ppt

For footnotes please refer to page 21.

Deutsche Bank 4Q2016 Financial Data Supplement financial transparency. 6

Private, Wealth & Commercial Clients

(In EUR m., unless stated otherwise)	FY2014	1Q2015	2Q2015	3Q2015	4Q2015	FY2015	1Q2016	2Q2016	3Q2016	4Q2016	FY2016	4Q2016 vs. 4Q2015	4Q2016 vs. 3Q2016	FY2016 vs. FY2015
Credit products	2,043	537	528	540	542	2,148	537	561	570	555	2,223	2 %	(3)%	3 %
Deposit products	1,534	343	340	326	323	1,332	312	288	269	269	1,138	(17)%	0 %	(15)%
Investment & insurance products	1,219	378	335	313	283	1,309	299	265	247	233	1,045	(18)%	(6)%	(20)%
Payments, cards & account products	590	144	148	150	144	586	137	141	143	138	559	(4)%	(3)%	(5)%
Other products	205	26	42	125	20	213	77	110	35	32	254	60 %	(8)%	19 %
Total Private & Commercial Clients (PCC)	**5,591**	**1,429**	**1,393**	**1,454**	**1,312**	**5,588**	**1,362**	**1,365**	**1,264**	**1,227**	**5,218**	**(6)%**	**(3)%**	**(7)%**
Net interest revenues	653	198	202	200	216	816	213	201	203	195	811	(10)%	(4)%	(1)%
Management Fees[16]	731	198	196	177	177	747	176	178	156	135	645	(24)%	(14)%	(14)%
Performance & Transaction Fees	453	145	138	119	92	494	100	93	90	67	350	(28)%	(26)%	(29)%
Other revenues	17	(1)	19	5	17	40	9	19	48	(1)	75	N/M	N/M	89 %
Total Wealth Management (WM)	**1,854**	**539**	**555**	**501**	**502**	**2,097**	**498**	**490**	**497**	**396**	**1,880**	**(21)%**	**(20)%**	**(10)%**
Hua Xia	**423**	**124**	**143**	**(504)**	**62**	**(175)**	**(124)**	**6**	**(20)**	**756**	**618**	**N/M**	**N/M**	**N/M**
Total net revenues	**7,868**	**2,092**	**2,091**	**1,450**	**1,877**	**7,510**	**1,736**	**1,861**	**1,740**	**2,379**	**7,717**	**27 %**	**37 %**	**3 %**
Provision for credit losses	**349**	**80**	**74**	**54**	**92**	**300**	**36**	**66**	**57**	**95**	**255**	**3 %**	**66 %**	**(15)%**
Compensation and benefits	2,568	652	643	641	582	2,517	645	615	635	544	2,438	(6)%	(14)%	(3)%
General and administrative expenses	3,872	955	892	885	1,137	3,869	937	929	938	1,011	3,815	(11)%	8 %	(1)%
Policyholder benefits and claims	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M
Impairment of goodwill and other intangible assets	0	0	0	1,006	6	1,011	0	0	0	0	0	N/M	N/M	N/M
Restructuring activities	9	1	(1)	(1)	587	585	56	64	(7)	28	141	(95)%	N/M	(76)%
Total noninterest expenses	**6,449**	**1,608**	**1,534**	**2,531**	**2,311**	**7,983**	**1,638**	**1,607**	**1,566**	**1,583**	**6,394**	**(31)%**	**1 %**	**(20)%**
Noncontrolling interests	**(0)**	**0**	**0**	**(0)**	**(0)**	**(0)**	**0**	**0**	**(0)**	**(0)**	**0**	**(60)%**	**N/M**	**N/M**
Income (loss) before income taxes	**1,070**	**404**	**483**	**(1,135)**	**(527)**	**(774)**	**62**	**187**	**117**	**701**	**1,068**	**N/M**	**N/M**	**N/M**
Resources														
Employees (front office full-time equivalent, at period end)	25,684	25,731	25,727	25,746	25,670	25,670	25,616	25,497	25,005	24,514	24,514	(5)%	(2)%	(5)%
Total employees (full-time equivalent, at period end)[13]	35,115	35,264	35,327	35,711	35,850	35,850	35,737	35,717	35,936	35,421	35,421	(1)%	(1)%	(1)%
Assets (at period end, in EUR bn)[14]	165	172	174	175	176	176	173	194	196	189	189	8 %	(3)%	8 %
Risk-weighted assets (at period end, in EUR bn)[5]	47	49	50	50	50	50	50	50	49	44	44	(12)%	(10)%	(12)%
CRR/CRD4 leverage exposure (at period end, in EUR bn)[1,15]	172	179	182	187	188	188	183	202	203	195	195	4 %	(4)%	4 %
Average shareholders' equity	9,183	10,087	10,723	10,950	9,590	10,265	9,413	8,877	8,735	8,907	9,008	(7)%	2 %	(12)%
Invested Assets (at period end, in EUR bn.)[17]	489	525	514	492	503	503	479	480	438	424	424	(16)%	(3)%	(16)%
Net asset inflows / (outflows) (in EUR bn.)	22	2	3	2	(4)	3	(5)	(1)	(9)	(24)	(39)	N/M	156 %	N/M
Clients Assets (at period end, in EUR bn.)[18]	626	678	668	642	656	656	630	636	588	577	577	(12)%	(2)%	(12)%
Efficiency Ratios[3]														
Cost/income ratio	82.0 %	76.9 %	73.4 %	174.5 %	123.1 %	106.3 %	94.3 %	86.4 %	90.0 %	66.5 %	82.9 %	(56.6)ppt	(23.4)ppt	(23.4)ppt
Post-tax return on average shareholders' equity[3,23]	7.6 %	10.4 %	11.6 %	(26.8) %	(14.2) %	(4.9) %	1.7 %	5.5 %	3.5 %	20.6 %	7.8 %	34.8 ppt	17.1 ppt	12.6 ppt
Post-tax return on average tangible shareholders' equity[3,7,23]	9.8 %	13.1 %	15.1 %	(35.8) %	(18.0) %	(6.3) %	2.1 %	6.7 %	4.2 %	25.2 %	9.4 %	43.2 ppt	21.0 ppt	15.7 ppt

For footnotes please refer to page 21.

Deutsche Bank 4Q2016 Financial Data Supplement financial transparency. 7

Deutsche Asset Management

(In EUR m., unless stated otherwise)	FY2014	1Q2015	2Q2015	3Q2015	4Q2015	FY2015	1Q2016	2Q2016	3Q2016	4Q2016	FY2016	4Q2016 vs. 4Q2015	4Q2016 vs. 3Q2016	FY2016 vs. FY2015
Management Fees	1,988	624	552	583	586	2,344	542	540	550	564	2,196	(4)%	3 %	(6)%
Performance & Transaction Fees	189	45	67	29	106	247	22	26	44	128	220	20 %	188 %	(11)%
Other Revenues	175	(96)	150	68	50	172	84	70	34	20	208	(61)%	(42)%	20 %
Mark-to-market movements on policyholder positions in Abbey Life	291	176	1	(47)	127	258	43	71	195	88	396	(31)%	(55)%	54 %
Total net revenues	**2,643**	**748**	**770**	**633**	**870**	**3,021**	**691**	**706**	**823**	**799**	**3,020**	**(8)%**	**(3)%**	**(0)%**
Provision for credit losses	**(0)**	**0**	**0**	**1**	**(0)**	**1**	**0**	**0**	**0**	**(0)**	**1**	**(100)%**	**N/M**	**(4)%**
Compensation and benefits	631	196	189	218	175	778	171	138	153	148	611	(15)%	(3)%	(21)%
General and administrative expenses	1,132	297	305	301	402	1,304	307	297	275	292	1,171	(27)%	6 %	(10)%
Policyholder benefits and claims	289	153	10	(29)	122	256	44	74	167	88	374	(28)%	(47)%	46 %
Impairment of goodwill and other intangible assets	(83)	0	0	0	0	0	0	0	0	1,021	1,021	N/M	N/M	N/M
Restructuring activities	(3)	(0)	(0)	0	(2)	(2)	6	26	12	3	47	N/M	(76)%	N/M
Total noninterest expenses	**1,965**	**645**	**503**	**491**	**697**	**2,336**	**528**	**535**	**608**	**1,552**	**3,223**	**123 %**	**155 %**	**38 %**
Noncontrolling interests	**4**	**(0)**	**(0)**	**(0)**	**0**	**(0)**	**0**	**0**	**0**	**0**	**0**	**(7)%**	**N/M**	**N/M**
Income (loss) before income taxes	**674**	**103**	**266**	**142**	**173**	**684**	**162**	**171**	**216**	**(753)**	**(204)**	**N/M**	**N/M**	**N/M**
Resources														
Employees (front office full-time equivalent, at period end)	2,598	2,511	2,516	2,629	2,705	2,705	2,673	2,597	2,606	2,547	2,547	(6)%	(2)%	(6)%
Total employees (full-time equivalent, at period end)[13]	5,191	5,189	5,230	5,451	5,576	5,576	5,671	5,504	5,474	5,373	5,373	(4)%	(2)%	(4)%
Assets (at period end, in EUR bn)[14]	30	33	33	32	30	30	28	26	26	12	12	(59)%	(53)%	(59)%
Risk-weighted assets (at period end, in EUR bn)[5]	5	7	6	6	11	11	12	13	13	9	9	(17)%	(32)%	(17)%
CRR/CRD4 leverage exposure (at period end, in EUR bn)[1]	4	5	5	6	5	5	5	5	4	3	3	(42)%	(28)%	(42)%
Average shareholders' equity	5,144	5,511	5,706	5,698	5,935	5,719	6,322	6,403	6,201	5,921	6,221	(0)%	(5)%	9 %
Gross Margin (in bps)[19]	36.7	31.1	40.1	36.4	39.6	36.9	35.6	35.5	34.9	40.2	36.5	0.5 bps	5.3 bps	(0.4)bps
Net Margin (in bps)[20]	10.5	5.6	13.9	7.6	9.2	9.1	8.9	9.6	12.0	(42.5)	(2.8)	(51.7)bps	(54.4)bps	(12.0)bps
Invested assets (at period end, in EUR bn.)[17]	691	773	755	726	744	744	711	719	715	706	706	(5)%	(1)%	(5)%
Net asset inflows / (outflows) (in EUR bn.)	27	14	10	(4)	(3)	18	(12)	(9)	(8)	(13)	(41)	N/M	51 %	N/M
Clients Assets (at period end, in EUR bn.)[18]	733	828	808	777	798	798	768	782	779	774	774	(3)%	(1)%	(3)%
Efficiency Ratios[3]														
Cost/income ratio	74.4 %	86.2 %	65.4 %	77.5 %	80.1 %	77.3 %	76.5 %	75.8 %	73.8 %	194.1 %	106.7 %	114 ppt	120.3 ppt	29.4 ppt
Post-tax return on average shareholders' equity[3,23]	8.5 %	4.8 %	12.1 %	6.4 %	7.5 %	7.7 %	6.7 %	7.0 %	9.1 %	(33.3) %	(2.1) %	(40.8)ppt	(42.3)ppt	(9.9)ppt
Post-tax return on average tangible shareholders' equity[3,7,23]	66.6 %	33.6 %	79.1 %	42.7 %	40.8 %	48.0 %	28.6 %	29.0 %	33.7 %	(113.0) %	(8.2) %	(153.8)ppt	(146.7)ppt	(56.2)ppt

For footnotes please refer to page 21.

Deutsche Bank 4Q2016 Financial Data Supplement financial transparency. 8

Postbank

(In EUR m., unless stated otherwise)	FY2014	1Q2015	2Q2015	3Q2015	4Q2015	FY2015	1Q2016	2Q2016	3Q2016	4Q2016	FY2016	4Q2016 vs. 4Q2015	4Q2016 vs. 3Q2016	FY2016 vs. FY2015
Current Accounts	1,281	301	296	295	286	1,179	282	273	267	279	1,101	(2)%	5 %	(7)%
Loans	912	276	274	290	271	1,112	283	276	278	296	1,133	9 %	6 %	2 %
Savings	703	178	178	173	166	695	162	150	143	136	590	(18)%	(5)%	(15)%
Home Loans & Savings	225	58	55	59	58	230	59	54	52	51	216	(11)%	(2)%	(6)%
Investment & Insurance Products	98	30	23	22	18	94	27	25	21	22	94	22 %	7 %	1 %
Postal	415	59	58	57	65	239	58	55	55	62	230	(4)%	14 %	(4)%
NCOU	(317)	(59)	(22)	(67)	(244)	(393)	(39)	(58)	(59)	(71)	(228)	(71)%	20 %	(42)%
Other	(78)	14	(58)	6	(5)	(43)	30	129	22	48	229	N/M	118 %	N/M
Total net revenues	**3,238**	**858**	**803**	**837**	**615**	**3,112**	**861**	**903**	**779**	**824**	**3,366**	**34 %**	**6 %**	**8 %**
Provision for credit losses	**274**	**57**	**26**	**64**	**64**	**211**	**41**	**34**	**45**	**63**	**184**	**(1)%**	**40 %**	**(13)%**
Compensation and benefits	1,344	338	339	329	419	1,425	348	345	332	372	1,397	(11)%	12 %	(2)%
General and administrative expenses	1,743	350	350	332	444	1,475	349	345	334	391	1,418	(12)%	17 %	(4)%
Policyholder benefits and claims	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M
Impairment of goodwill and other intangible assets	0	0	0	2,597	0	2,597	0	0	0	0	0	N/M	N/M	N/M
Restructuring activities	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M
Total noninterest expenses	**3,087**	**688**	**688**	**3,258**	**863**	**5,497**	**697**	**690**	**665**	**763**	**2,815**	**(12)%**	**15 %**	**(49)%**
Noncontrolling interests	**1**	**0**	**0**	**0**	**0**	**1**	**0**	**0**	**0**	**0**	**0**	**(47)%**	**20 %**	**(26)%**
Income (loss) before income taxes	**(123)**	**113**	**88**	**(2,486)**	**(312)**	**(2,596)**	**122**	**179**	**68**	**(2)**	**367**	**(99)%**	**N/M**	**N/M**
Resources														
Employees (full-time equivalent, at period end)	18,711	19,010	18,935	18,843	18,659	18,659	18,888	18,728	18,511	18,112	18,112	(3)%	(2)%	(3)%
Assets (at period end, in EUR bn)[14]	141	140	140	135	136	136	139	142	141	140	140	3 %	(1)%	3 %
Risk-weighted assets (at period end, in EUR bn)[5]	43	41	42	42	43	43	44	45	45	42	42	(2)%	(6)%	(2)%
CRR/CRD4 leverage exposure (at period end, in EUR bn)[4]	144	143	144	141	141	141	145	147	146	147	147	4 %	0 %	4 %
Average shareholders' equity	8,134	8,659	8,395	8,183	6,267	7,798	5,703	5,838	6,084	6,328	6,006	1 %	4 %	(23)%
Invested Assets (at period end, in EUR bn)[17]	77	77	76	75	75	75	74	72	72	72	72	(4)%	0 %	(4)%
Clients Assets (at period end, in EUR bn)[15]	109	110	110	109	110	110	110	110	110	112	112	2 %	2 %	2 %
Efficiency Ratios [3]														
Cost/income ratio	95.3 %	80.2 %	85.7 %	N/M	140.2 %	176.6 %	81.0 %	76.4 %	85.5 %	92.6 %	83.6 %	(47.6)ppt	7.2 ppt	(93.0)ppt
Post-tax return on average shareholders' equity[3,23]	(1.0) %	3.4 %	2.7 %	(78.5) %	(12.8) %	(21.5) %	5.6 %	8.0 %	2.9 %	(0.1) %	4.0 %	12.7 ppt	(3.0)ppt	25.5 ppt
Post-tax return on average tangible shareholders' equity[3,22,23]	(1.5) %	5.0 %	4.1 %	(121.0) %	(15.1) %	(30.2) %	5.9 %	8.4 %	3.1 %	(0.1) %	4.2 %	15.0 ppt	(3.2)ppt	34.4 ppt

For footnotes please refer to page 21.

Deutsche Bank 4Q2016 Financial Data Supplement financial transparency. 9

Non-Core Operations Unit Non Core Ops For footnotes please refer to page 21. (In EUR m., unless stated otherwise) FY2014 1Q2015 2Q2015 3Q2015 4Q2015 FY2015 1Q2016 2Q2016 3Q2016 4Q2016 FY2016 4Q2016 vs. 4Q2015 4Q2016 vs. 3Q2016 FY2016 vs. FY2015 Total net revenues 489 395 223 236 (60) 794 16 (349) (191) 142 (382) N/M N/M N/M Provision for credit losses 251 29 6 (0) 17 51 75 5 17 31 128 80% 84% 148 % Compensation and benefits 94 30 19 17 20 86 15 17 13 24 68 16% 87% (20)% General and administrative expenses 2,366 654 1,066 410 791 2,921 454 263 367 1,595 2,678 102 % N/M (8)% Policyholder benefits and claims 0 0 0 0 0 0 0 0 0 0 0 N/M N/M N/M Impairment of goodwill and other intangible assets 194 0 0 0 0 0 0 0 (49) 0 (49) N/M N/M N/M Restructuring activities 4 0 3 (0) (4) (1) 5 (1) 0 (0) 4 (96)% N/M N/M Total noninterest expenses 2,658 684 1,087 427 807 3,006 475 278 330 1,618 2,701 100 % N/M (10)% Noncontrolling interests (2) 0 (0) 1 (0) 1 (0) (0) (0) (4) (4) N/M N/M N/M Income (loss) before income taxes (2,419) (317) (870) (192) (885) (2,264) (533) (632) (538) (1,504) (3,207) 70% 180% 42 % Resources Employees (front office full-time equivalent, at period end) 186 182 162 153 141 141 133 132 117 116 116 (17)% (1)% (17)% Total employees (full-time equivalent, at period end) 13 1,207 1,214 1,201 1,231 1,243 1,243 1,251 1,268 1,217 1,204 1,204 (3)% (1)% (3)% Assets (at period end, in EUR bn) 14 34 34 30 29 23 23 19 15 11 6 6 (76)% (51)% (76)% Risk-weighted assets (at period end, in EUR bn) 5 57 45 42 40 33 33 31 27 18 9 9 (72)% (48)% (72)% CRR/CRD4 leverage exposure (at period end, in EUR bn) 1 86 75 63 55 37 37 31 19 15 8 8 (78)% (48)% (78)% Average shareholders' equity 7,724 8,484 6,806 5,891 5,742 6,755 5,026 4,654 4,018 2,618 4,037 (54)% (35)% (40)%

Consolidation & Adjustments

(In EUR m., unless stated otherwise)	FY2014	1Q2015	2Q2015	3Q2015	4Q2015	FY2015	1Q2016	2Q2016	3Q2016	4Q2016	FY2016	4Q2016 vs. 4Q2015	4Q2016 vs. 3Q2016	FY2016 vs. FY2015
Total net revenues	(26)	480	(206)	(158)	69	184	123	(45)	(209)	(348)	(479)	N/M	66 %	N/M
Provision for credit losses	1	1	1	(1)	1	1	0	(1)	2	0	1	(55)%	(88)%	86 %
Compensation and benefits	3,522	999	1,055	1,013	985	4,052	1,007	996	895	965	3,861	(2)%	8 %	(5)%
General and administrative expenses	(3,287)	(918)	(821)	(926)	(407)	(3,073)	(918)	(1,079)	(869)	(889)	(3,756)	118 %	2 %	22 %
Policyholder benefits and claims	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M
Impairment of goodwill and other intangible assets	0	0	0	0	0	0	0	0	0	(0)	(0)	N/M	N/M	N/M
Restructuring activities	1	(0)	(0)	(1)	1	0	(0)	(0)	0	0	(0)	(100)%	N/M	N/M
Total noninterest expenses	237	82	234	86	579	980	88	(84)	26	76	106	(87)%	197 %	(89)%
Noncontrolling interests	(28)	(16)	(22)	12	(1)	(27)	(23)	(2)	(22)	1	(46)	N/M	N/M	70 %
Income (loss) before income taxes	(236)	413	(418)	(255)	(510)	(770)	57	42	(215)	(425)	(541)	(17)%	98 %	(30)%
Resources														
Employees (full-time equivalent, at period end)	38,598	39,017	39,286	40,759	41,649	41,649	42,052	42,499	42,877	42,602	42,602	2 %	(1)%	
Assets (at period end, in EUR bn)[14]	22	23	24	24	26	26	25	31	18	41	41	57 %	133 %	57 %
Risk-weighted assets (at period end, in EUR bn)[5]	22	23	20	14	13	13	12	12	14	16	16	23 %	12 %	23 %
CRR/CRD4 leverage exposure (at period end, in EUR bn)[1]	35	34	34	15	16	16	13	25	15	40	40	158 %	158 %	158 %
Average shareholders' equity	7,084	3,431	1,446	75	124	1,361	98	50	0	0	38	(100)%	N/M	(97)%

For footnotes please refer to page 21.

Deutsche Bank 4Q2016 Financial Data Supplement financial transparency. 11

Credit risk

(In EUR m., unless stated otherwise)	FY2014	1Q2015	2Q2015	3Q2015	4Q2015	FY2015	1Q2016	2Q2016	3Q2016	4Q2016	FY2016	4Q2016 vs. 4Q2015	4Q2016 vs. 3Q2016	FY2016 vs. FY2015
Allowance for loan losses														
Balance, beginning of period	5,589	5,212	5,315	5,039	4,897	5,212	5,028	4,644	4,476	4,562	5,028	(7)%	2 %	(4)%
Provision for loan losses	1,129	211	133	169	370	882	292	287	300	469	1,347	27 %	56 %	53 %
Net charge-offs	(1,509)	(202)	(342)	(310)	(240)	(1,094)	(610)	(443)	(185)	526	1,764	119 %	184 %	61 %
Charge-offs	(1,650)	(233)	(400)	(350)	(272)	(1,255)	(665)	(470)	(219)	598	1,951	120 %	173 %	55 %
Recoveries	141	31	57	40	32	161	55	27	34	72	187	122 %	113 %	16 %
Other	3	94	(66)	(1)	1	28	(66)	(12)	(29)	42	(65)	N/M	N/M	N/M
Balance, end of period	5,212	5,315	5,039	4,897	5,028	5,028	4,644	4,476	4,562	4,546	4,546	(10)%	(0)%	(10)%
Allowance for off-balance sheet positions														
Balance, beginning of period	216	226	249	263	300	226	312	319	287	312	312	4 %	9 %	38 %
Provision for off-balance sheet positions	4	7	18	38	10	74	13	(27)	27	23	36	133 %	(15)%	(52)%
Other	6	15	(4)	(2)	3	11	(6)	(5)	(2)	10	(2)	N/M	N/M	N/M
Balance, end of period	226	249	263	300	312	312	319	287	312	346	346	11 %	11 %	11 %
Provision for credit losses [21]	1,134	218	151	207	380	956	304	259	327	492	1,383	30 %	51 %	45 %
Impaired loans (at period end)														
Total impaired loans (at period end)	9,348	9,363	8,654	8,113	8,151	8,151	7,607	7,362	7,532	7,448	7,448	(9)%	(1)%	(9)%
Impaired loan coverage ratio [22]	56 %	57 %	58 %	60 %	62 %	62 %	61 %	61 %	61 %	61 %	61 %	(1)ppt	0 ppt	(1)ppt
Loans														
Total loans	410,825	433,863	430,057	433,234	432,777	432,777	428,704	432,887	427,541	413,455	413,455	(4)%	(3)%	(4)%
Deduct														
Allowance for loan losses	5,212	5,315	5,039	4,897	5,028	5,028	4,644	4,476	4,562	4,546	4,546	(10)%	(0)%	(10)%
Total loans net	405,612	428,548	425,019	428,337	427,749	427,749	424,060	428,411	422,979	408,909	408,909	(4)%	(3)%	(4)%
Memo:														
Net charge offs / Total loans	(0.4)%	(0.0)%	(0.1)%	(0.1)%	(0.1)%	(0.3)%	(0.1)%	(0.1)%	(0.0)%	(0.1)%	(0.4)%	(0.1)ppt	(0.1)ppt	0.7 ppt

For footnotes please refer to page 21.

Deutsche Bank 4Q2016 Financial Data Supplement financial transparency. 12

Regulatory capital

(In EUR m., unless stated otherwise)	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Dec 31, 2016 vs. Dec 31, 2015
Regulatory capital[2,3,4]	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded	
Common Equity Tier 1 capital	46,076	47,843	47,361	46,918	44,101	42,770	43,520	42,864	42,711	(3)%
Tier 1 capital	50,695	52,507	51,912	51,469	48,651	47,320	48,071	47,414	47,261	(3)%
Tier 2 capital	12,377	11,151	12,399	12,276	12,325	11,765	12,600	12,352	12,673	3 %
Total capital	63,072	63,658	64,311	63,745	60,976	59,085	60,671	59,766	59,934	(2)%
Risk-weighted assets and capital adequacy ratios[2,3,4]	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded	
Risk-weighted assets	393,969	431,390	415,780	407,626	396,714	400,944	402,217	384,701	357,518	(10)%
Common Equity Tier 1 capital ratio	11.7 %	11.1 %	11.4 %	11.5 %	11.1 %	10.7 %	10.8 %	11.1 %	11.9%	0.8 ppt
Tier 1 capital ratio	12.9 %	12.2 %	12.5 %	12.6 %	12.3 %	11.8 %	12.0 %	12.3 %	13.2%	1.0 ppt
Total capital ratio	16.0 %	14.8 %	15.5 %	15.6 %	15.4 %	14.7 %	15.1 %	15.5 %	16.8%	1.4 ppt
Regulatory capital[2,3,4]	CRR/CRD 4 phase-in	CRR/CRD 4 phase-in	CRR/CRD 4 phase-in	CRR/CRD 4 phase-in	CRR/CRD 4 phase-in	CRR/CRD 4 phase-in	CRR/CRD 4 phase-in	CRR/CRD 4 phase-in	CRR/CRD 4 phase-in	
Common Equity Tier 1 capital	60,103	59,728	59,094	54,632	52,429	48,316	48,977	48,462	48,199	(8)%
Tier 1 capital	63,898	62,983	62,200	61,318	58,222	55,655	56,382	55,775	55,902	(4)%
Tier 2 capital	4,395	5,184	6,632	6,731	6,299	6,000	6,690	6,450	6,672	6 %
Total capital	68,293	68,167	68,832	68,049	64,522	61,656	63,071	62,225	62,574	(3)%
Risk-weighted assets and capital adequacy ratios[2,3,4]	CRR/CRD 4 phase-in	CRR/CRD 4 phase-in	CRR/CRD 4 phase-in	CRR/CRD 4 phase-in	CRR/CRD 4 phase-in	CRR/CRD 4 phase-in	CRR/CRD 4 phase-in	CRR/CRD 4 phase-in	CRR/CRD 4 phase-in	
Risk-weighted assets	396,648	432,142	416,594	407,860	397,382	401,496	402,677	385,326	356,235	(10)%
Common Equity Tier 1 capital ratio	15.2 %	13.8 %	14.2 %	13.4 %	13.2 %	12.0 %	12.2 %	12.6 %	13.5%	0.3 ppt
Tier 1 capital ratio	16.1 %	14.6 %	14.9 %	15.0 %	14.7 %	13.9 %	14.0 %	14.5 %	15.7%	1.0 ppt
Total capital ratio	17.2 %	15.8 %	16.5 %	16.7 %	16.2 %	15.4 %	15.7 %	16.1 %	17.6%	1.3 ppt

For footnotes please refer to page 21.

Deutsche Bank 4Q2016 Financial Data Supplement financial transparency. 13

Leverage ratio measures Leverage For footnotes please refer to page 21. (In EUR bn., unless stated otherwise) Dec 31, 2014 Mar 31, 2015 Jun 30, 2015 Sep 30, 2015 Dec 31, 2015 Mar 31, 2016 Jun 30, 2016 Sep 30, 2016 Dec 31, 2016 Dec 31, 2016 vs. Dec 31, 2015 Total assets 1,709 1,955 1,694 1,719 1,629 1,741 1,803 1,689 1,591 (2)% Changes from IFRS to CRR/CRD4 1 (264) (407) (233) (299) (234) (350) (389) (335) (243) 4 % Derivatives netting 1 (562) (668) (480) (508) (460) (523) (556) (491) (437) (5)% Derivatives add-on 1 221 227 198 177 166 157 157 148 146 (13)% Written credit derivatives 1 65 58 45 42 30 31 24 21 17 (43)% Securities Financing Transactions 1 16 20 21 22 25 25 35 28 20 (18)% Off-balance sheet exposure after application of credit conversion factors 1 127 134 131 109 109 102 102 99 102 (6)% Consolidation, regulatory and other adjustments 1 (131) (177) (148) (140) (104) (140) (151) (141) (92) (12)% CRR/CRD4 leverage exposure measure (spot value at reporting date) 1 1,445 1,549 1,461 1,420 1,395 1,390 1,415 1,354 1,348 (3)% Total equity 73.2 77.9 75.7 68.9 67.6 66.5 66.8 66.7 64.8 (4)% Fully Loaded CRR/CRD4 Tier 1 capital 5 50.7 52.5 51.9 51.5 48.7 47.3 48.0 47.4 47.3 (3)% Fully loaded CRR/CRD4 Leverage Ratio in % 1 3.5 3.4 3.6 3.6 3.5 3.4 3.4 3.5 3.5 0.0 ppt

Non-GAAP financial measures (1/3)

(In EUR m., unless stated otherwise)	FY2014	1Q2015	2Q2015	3Q2015	4Q2015	FY2015	1Q2016	2Q2016	3Q2016	4Q2016	FY2016	4Q2016 vs. 4Q2015	4Q2016 vs. 3Q2016	FY2016 vs. FY2015
Global Markets:														
Income (loss) before income taxes (IBIT)	1,843	42	1,083	(1,989)	(954)	(1,817)	395	28	330	(737)	16	(23)%	N/M	N/M
Net Income (loss)	1,198	27	700	(1,285)	(616)	(1,174)	258	19	216	(482)	11	(22)%	N/M	N/M
Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M
Net Income attributable to DB shareholders and additional equity components	1,198	27	700	(1,285)	(616)	(1,174)	258	19	216	(482)	11	(22)%	N/M	N/M
Average shareholders' equity	20,569	23,236	25,923	25,263	24,294	24,675	23,933	24,344	24,938	25,452	24,695	5 %	2 %	0 %
Add (deduct):														
Average goodwill and other intangible assets	(1,880)	(1,798)	(2,278)	(2,972)	(1,872)	(2,160)	(1,538)	(1,722)	(1,930)	(2,067)	(1,805)	10 %	7 %	(16)%
Average tangible shareholders' equity	18,690	21,438	23,645	22,292	22,422	22,515	22,396	22,621	23,008	23,384	22,890	4 %	2 %	2 %
Post-tax return on average shareholders' equity [3,23]	5.8 %	0.5 %	10.8 %	(20.3) %	(10.1) %	(4.8) %	4.3 %	0.3 %	3.5 %	(7.6) %	0.0 %	2.6 ppt	(11.0)ppt	4.8 ppt
Post-tax return on average tangible shareholders' equity [3,7,23]	6.4 %	0.5 %	11.8 %	(23.1) %	(11.0) %	(5.2) %	4.6 %	0.3 %	3.8 %	(8.2) %	0.0 %	2.8 ppt	(12.0)ppt	5.3 ppt
Corporate & Investment Banking:														
Income (loss) before income taxes (IBIT)	2,306	722	596	(188)	310	1,439	315	432	640	304	1,691	(2)%	(53)%	17 %
Net Income (loss)	1,499	466	385	(121)	200	930	206	283	419	199	1,106	(1)%	(53)%	19 %
Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M
Net Income attributable to DB shareholders and additional equity components	1,499	466	385	(121)	200	930	206	283	419	199	1,106	(1)%	(53)%	19 %
Average shareholders' equity	10,512	11,746	12,867	12,973	12,346	12,483	12,079	11,846	12,032	12,254	12,076	(1)%	2 %	(3)%
Add (deduct):														
Average goodwill and other intangible assets	(1,093)	(1,158)	(1,418)	(1,665)	(1,235)	(1,336)	(1,110)	(1,108)	(1,230)	(1,343)	(1,199)	9 %	9 %	(10)%
Average tangible shareholders' equity	9,419	10,587	11,448	11,308	11,110	11,146	10,969	10,738	10,801	10,911	10,877	(2)%	1 %	(2)%
Post-tax return on average shareholders' equity [3,23]	14.3 %	15.9 %	12.0 %	(3.7) %	6.5 %	7.4 %	6.8 %	9.5 %	13.9 %	6.5 %	9.2 %	0.0 ppt	(7.4)ppt	1.7 ppt
Post-tax return on average tangible shareholders' equity [3,7,23]	15.9 %	17.6 %	13.5 %	(4.3) %	7.2 %	8.3 %	7.5 %	10.5 %	15.5 %	7.3 %	10.2 %	0.1 ppt	(8.2)ppt	1.8 ppt
Private, Wealth & Commerical Clients:														
Income (loss) before income taxes (IBIT)	1,070	404	483	(1,135)	(527)	(774)	62	187	117	701	1,068	N/M	N/M	N/M
Net Income (loss)	696	261	312	(733)	(340)	(500)	41	122	77	459	698	N/M	N/M	N/M
Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M
Net Income attributable to DB shareholders and additional equity components	696	261	312	(733)	(340)	(500)	41	122	77	459	698	N/M	N/M	N/M
Average shareholders' equity	9,183	10,087	10,723	10,950	9,590	10,265	9,413	8,877	8,735	8,907	9,008	(7)%	2 %	(12)%
Add (deduct):														
Average goodwill and other intangible assets	(2,094)	(2,136)	(2,448)	(2,772)	(2,048)	(2,301)	(1,821)	(1,531)	(1,429)	(1,627)	(1,611)	(21)%	14 %	(30)%
Average tangible shareholders' equity	7,089	7,951	8,275	8,179	7,542	7,964	7,592	7,346	7,305	7,281	7,397	(3)%	(0)%	(7)%
Post-tax return on average shareholders' equity [3,23]	7.6 %	10.4 %	11.6 %	(26.8) %	(14.2) %	(4.9) %	1.7 %	5.5 %	3.5 %	20.6 %	7.8 %	34.8 ppt	17.1 ppt	12.6 ppt
Post-tax return on average tangible shareholders' equity [3,7,23]	9.8 %	13.1 %	15.1 %	(35.8) %	(18.0) %	(6.3) %	2.1 %	6.7 %	4.2 %	25.2 %	9.4 %	43.2 ppt	21.0 ppt	15.7 ppt

For footnotes please refer to page 21.

Deutsche Bank 4Q2016 Financial Data Supplement financial transparency. 15

Non-GAAP financial measures (2/3)

(In EUR m., unless stated otherwise)	FY2014	1Q2015	2Q2015	3Q2015	4Q2015	FY2015	1Q2016	2Q2016	3Q2016	4Q2016	FY2016	4Q2016 vs. 4Q2015	4Q2016 vs. 3Q2016	FY2016 vs. FY2015
Deutsche Asset Management:														
Income (loss) before income taxes (IBIT)	674	103	266	142	173	684	162	171	216	(753)	(204)	N/M	N/M	N/M
Net Income (loss)	438	67	172	92	112	442	106	112	141	(492)	(133)	N/M	N/M	N/M
Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M
Net Income attributable to DB shareholders and additional equity components	438	67	172	92	112	442	106	112	141	(492)	(133)	N/M	N/M	N/M
Average shareholders' equity	5,144	5,511	5,706	5,698	5,935	5,719	6,322	6,403	6,201	5,921	6,221	(0)%	(5)%	9 %
Add (deduct):														
Average goodwill and other intangible assets	(4,485)	(4,717)	(4,836)	(4,838)	(4,838)	(4,797)	(4,840)	(4,860)	(4,529)	(4,179)	(4,599)	(14)%	(8)%	(4)%
Average tangible shareholders' equity	658	794	870	860	1,097	922	1,482	1,542	1,672	1,743	1,622	59 %	4 %	76 %
Post-tax return on average shareholders' equity [3,23]	8.5 %	4.8 %	12.1 %	6.4 %	7.5 %	7.7 %	6.7 %	7.0 %	9.1 %	(33.3) %	(2.1) %	(40.8)ppt	(42.3)ppt	(9.9)ppt
Post-tax return on average tangible shareholders' equity [3,7,23]	66.6 %	33.6 %	79.1 %	42.7 %	40.8 %	48.0 %	28.6 %	29.0 %	33.7 %	(113.0) %	(8.2) %	(153.8)ppt	(146.7)ppt	(56.2)ppt
Postbank:														
Income (loss) before income taxes (IBIT)	(123)	113	88	(2,486)	(312)	(2,596)	122	179	68	(2)	367	(99)%	N/M	N/M
Net Income (loss)	(80)	73	57	(1,606)	(201)	(1,677)	80	117	45	(2)	240	(99)%	N/M	N/M
Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M
Net Income attributable to DB shareholders and additional equity components	(80)	73	57	(1,606)	(201)	(1,677)	80	117	45	(2)	240	(99)%	N/M	N/M
Average shareholders' equity	8,134	8,659	8,395	8,183	6,267	7,798	5,703	5,838	6,084	6,328	6,006	1 %	4 %	(23)%
Add (deduct):														
Average goodwill and other intangible assets	(2,808)	(2,797)	(2,831)	(2,876)	(933)	(2,247)	(271)	(282)	(357)	(406)	(329)	(56)%	14 %	(85)%
Average tangible shareholders' equity	5,326	5,863	5,564	5,308	5,334	5,551	5,432	5,556	5,727	5,922	5,677	11 %	3 %	2 %
Post-tax return on average shareholders' equity [3,23]	(1.0) %	3.4 %	2.7 %	(78.5) %	(12.8) %	(21.5) %	5.6 %	8.0 %	2.9 %	(0.1) %	4.0 %	12.7 ppt	(3.0)ppt	25.5 ppt
Post-tax return on average tangible shareholders' equity [3,7,23]	(1.5) %	5.0 %	4.1 %	(121.0) %	(15.1) %	(30.2) %	5.9 %	8.4 %	3.1 %	(0.1) %	4.2 %	15.0 ppt	(3.2)ppt	34.4 ppt
Non-Core Operations Unit:														
Income (loss) before income taxes (IBIT)	(2,419)	(317)	(870)	(192)	(885)	(2,264)	(533)	(632)	(538)	(1,504)	(3,207)	70 %	180 %	42 %
Net Income (loss)	(1,572)	(205)	(562)	(124)	(571)	(1,463)	(349)	(413)	(352)	(984)	(2,097)	72 %	180 %	43 %
Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	0	0	0	0	0	0	N/M	N/M	N/M
Net Income attributable to DB shareholders and additional equity components	(1,572)	(205)	(562)	(124)	(571)	(1,463)	(349)	(413)	(352)	(984)	(2,097)	72 %	180 %	43 %
Average shareholders' equity	7,724	8,484	6,806	5,891	5,742	6,755	5,026	4,654	4,018	2,618	4,037	(54)%	(35)%	(40)%
Add (deduct):														
Average goodwill and other intangible assets	(600)	(586)	(537)	(597)	(599)	(585)	(585)	(542)	(546)	(196)	(448)	(67)%	(64)%	(23)%
Average tangible shareholders' equity	7,124	7,898	6,269	5,293	5,143	6,170	4,441	4,112	3,473	2,422	3,590	(53)%	(30)%	(42)%
Post-tax return on average shareholders' equity [3,23]	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M
Post-tax return on average tangible shareholders' equity [3,7,23]	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M	N/M

For footnotes please refer to page 21.

Deutsche Bank 4Q2016 Financial Data Supplement financial transparency. 16

Non-GAAP financial measures (3/3) NGFM 3 For footnotes please refer to page 21.

Definition of certain financial measures (1/3)   Non-GAAP Financial Measures This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements. Fully loaded CRR/CRD 4 Measures Since January 1, 2014, our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes under CRR/CRD4. CRR/CRD 4 provides for “transitional” (or “phase-in”) rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased out as the new rules on regulatory adjustments are phased in, as well as regarding the risk weighting of certain categories of assets. In some cases, CRR/CRD 4 maintains transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2 or Basel 2.5. These relate e.g. to the risk weighting of certain categories of assets and include rules permitting the grandfathering of equity investments at a risk-weight of 100%. We also set forth in this and other documents such CRR/CRD 4 measures on a “fully loaded” basis, reflecting full application of the rules without consideration of the transitional provisions under CRR/CRD 4. With respect to risk-weighting, we assume in our CRR/CRD 4 “fully loaded” methodology for a limited subset of equity positions that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions by end of 2017. Additionally, as part of our balance sheet management, we use a CRR/CRD 4 fully loaded leverage ratio. Such fully loaded metrics are described in (i) “Management Report: Risk Report: Risk and Capital Performance: Capital and Leverage Ratio” on pages 125 to 137 of our Annual Report 2015 and “Management Report: Risk Report: Regulatory Capital” on pages 229 to 256 of our Financial Report 2014, as well as in (ii) the subsections “Management Report: Risk Report: Risk and Capital Performance: Regulatory Capital” and “Management Report: Risk Report: Leverage Ratio” of our 1Q, 2Q and 3Q Interim Reports. Such sections also provide reconciliation to the respective CRR/CRD 4 transitional or IFRS values. Our Strategy 2020 capital targets are on a fully loaded basis. As the final implementation of CRR/CRD 4 may differ from our expectations, and our competitors’ assumptions and estimates regarding such implementation may vary, our fully loaded CRR/CRD 4 measures, which are non-GAAP financial measures, may not be comparable with similarly labeled measures used by our competitors. Return on Equity Ratios The Group reports a post tax return on average shareholders’ equity and a post-tax return on average tangible shareholders’ equity, each of which is a non-GAAP financial measure. The post-tax returns on average shareholders’ equity and average tangible shareholders' equity are calculated as net income (loss) attributable to Deutsche Bank shareholders as a percentage of average shareholders’ equity and average tangible shareholders' equity, respectively. Net income (loss) attributable to Deutsche Bank shareholders is a non-GAAP financial measure and is defined as net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests. For the Group, it reflects the reported effective tax rate, which was 22 % for the 4th quarter 2016 and 21 % for the 4th quarter 2015. The tax rate was (67)% for the year ended December 31, 2016 and (11)% for the prior year’s comparative period. For the segments, the applied tax rate was 35 % for all reported periods. At the Group level, tangible shareholders' equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders´ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments. Shareholders’ equity and tangible shareholders’ equity are presented on an average basis.

Adjusted Costs Adjusted costs is one of the key performance indicators outlined in Strategy 2020. It is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is noninterest expenses. Adjusted costs is calculated by deducting from noninterest expenses under IFRS (i) impairment of goodwill and other intangible assets, (ii) litigation, (iii) policyholder benefits and claims and (iv) restructuring and severances. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with our operating businesses. Book Value and Tangible Book Value per Basic Share Outstanding Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding. Definition of certain financial measures (2/3)   Return on Equity Ratios (continued) The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier, and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations. Allocation of Average Shareholders’ Equity The total amount of average shareholders’ equity allocated is determined based on the higher of the Group’s overall economic risk exposure and the regulatory capital demand. Starting 2016, the Group refined its capital allocation and moved to allocating average shareholders’ equity instead of average active equity to the business segments. Under the new methodology, capital held against goodwill and other intangibles is now more comprehensively allocated, allowing the determination of allocated tangible shareholders’ equity to reflect the communicated profitability target. The Group’s overall economic risk exposure requirement is driven by our internal capital adequacy thresholds for status “normal” as defined in DB Group’s risk appetite framework. The regulatory capital demand is based on our externally communicated target ratios, i.e. a Common Equity Tier 1 target ratio of 12.5% (10 % in early 2015 and 11 % from June 2015 onwards) and on a Leverage target ratio of 4.5% (3.5 % in early 2015 and 5 % from June 2015 onwards) both at a Group level and assuming full implementation of CRR/CRD 4 rules. If the Group exceeds the Common Equity Tier 1 target ratio and the Leverage target ratio, excess average shareholders’ equity is assigned to C&A. The allocation of average shareholders’ equity to business segments reflects the contribution to both aforementioned targets.

Definition of certain financial measures (3/3)   Cost ratios Cost/income ratio: Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income. Compensation ratio: Compensation and benefits as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income. Noncompensation ratio: Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income. Other key ratios Diluted earnings per share: Net income (loss) attributable to Deutsche Bank shareholders, which is defined as net income (loss) excluding noncontrolling interests, divided by the weighted-average number of diluted shares outstanding. Diluted earnings per share assume the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and forward contracts. Book value per basic share outstanding: Book value per basic share outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end). Tangible book value per basic share outstanding: Tangible book value per basic share outstanding is defined as shareholders’ equity less goodwill and other intangible assets, divided by the number of basic shares outstanding (both at period-end). Tier 1 capital ratio: Tier 1 capital, as a percentage of the risk-weighted assets for credit, market and operational risk. Common Equity Tier 1 capital ratio: Common Equity Tier 1 capital, as a percentage of the risk-weighted assets for credit, market and operational risk. Fully loaded CRR/CRD4 Leverage Ratio: Tier 1 capital (CRR/CRD4 fully loaded), as a percentage of the CRR/CRD4 leverage ratio exposure measure.

Footnotes

1. Based on current CRR/CRD 4 rules (including amendments with regard to leverage ratio of Commission Delegated Regulation (EU) 2015/62 published in the Official Journal of the European Union on January 17, 2015).
2. In line with the Management Board's decision not to propose any dividend on common stock for the fiscal year 2016.
3. Definitions of ratios are provided on page 18, 19 and 20 of this document.
4. At period end.
5. Regulatory capital amounts, risk weighted assets and capital ratios are based upon CRR/CRD 4 fully-loaded.
6. The reconciliation of adjusted costs is provided on page 17 of this document.
7. The reconciliation of average tangible shareholders' equity is provided on page 15-17 of this document.
8. Earnings were adjusted by € 276 million and € 228 million net of tax for the coupons paid on Additional Tier 1 Notes in April 2016 and April 2015, respectively. In accordance with IAS 33 the coupons paid on Additional Tier 1 Notes are not attributable to Deutsche Bank shareholders and therefore need to be deducted in the calculation. This adjustment created a net loss situation for Earnings per Common Share for the three and six months ended June 30, 2016.
   Diluted Earnings per Common Share include the numerator effect of assumed conversions. In case of a net loss situation potentially dilutive shares are generally not considered for the earnings per share calculation, because to do so would decrease the net loss per share.
9. Source for share price information: Bloomberg, based on XETRA; high and low based on intraday prices.
10. DBRS initiated rating coverage for Deutsche Bank on February 27, 2015.
11. Amount has been restated. € 349 million were reclassified from net gains (losses) on financial assets/liabilities at fair value through profit or loss to commissions and fee income.
12. Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss, net fee and commission income and remaining revenues.
13. Reflects front office employees and related Infrastructure employees (allocated on a pro forma basis).
14. Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances (except for Central Liquidity Reserve implemented 3Q 15, Shorts Coverage, Liquidity Portfolio and Repack reallocations from GM to CIB, PWCC and NCOU, regarding assets consumed by other segments but managed by GM).
15. Group neutral reallocation of Central Liquidity Reserves to business divisions implemented in 3Q15, majority re-allocated from GM to CIB and PWCC.
16. Management fees do also include other fees with recurring character.
17. Invested Assets include assets held on behalf of customers for investment purposes and/or assets that are managed by DB. Invested assets are managed on a discretionary or advisory basis, or these assets are deposited with DB. Please note: In the first quarter 2016 a stricter definition for Invested Assets became effective and Client Assets were introduced as additional metric. Prior periods have been restated accordingly.
18. Client Assets include Invested Assets plus Assets under Administration; Assets under Administration include assets over which DB provides non investment services such as custody, risk management, administration and reporting (including execution only brokerage) as well as current accounts / non-investment deposits.
19. Total net revenues excluding the revenue impact from Mark-to-market movements on policyholder benefits and claims (annualized) as a percentage of average invested assets.
20. Income (loss) before income taxes attributable to Deutsche Bank shareholders (annualized), which is defined as IBIT excluding pre-tax noncontrolling interests, as a percentage of average invested assets.
21. Includes provision for loan losses and provision for off-balance sheet positions.
22. Impaired loan coverage ratio: balance of the allowance for loan losses as a percentage of impaired loans (both at period end).
23. Based on Net income (loss) attributable to Deutsche Bank shareholders (Post-tax), definitions of ratios are provided on page 18, 19 and 20 of this document.

Deutsche Bank 4Q2016 Financial Data Supplement financial transparency. 21